Exhibit 99.1

EQONEX Announces Receipt of Nasdaq Delisting Notice and Suspension of Trading

Singapore - November 29, 2022: As previously announced, EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”) received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) on November 21, 2022 that the staff of Nasdaq’s Listing Qualifications department (the “Staff”) has determined that the Company’s securities will be delisted from Nasdaq. Trading in the Company’s securities will be suspended at the opening of business on November 30, 2022.

The Company has requested a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination. The Company’s request, however, will not impact the upcoming suspension of trading in the Company’s securities.

For investor and media inquiries, please contact:

Investor Relations at ir@eqonex.com